


SEC MAIL
RECEIVED
PROCESSING
MAR 26 2007
WASH, D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aton Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 2530
(No. and Street)

New York (City) NY (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Colombo (212) 697-6099
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Douglas Colombo . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aton Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Operations Officer/Chief Financial Officer

Title



Notary Public

LU JONATHAN XIANG YU
NOTARY PUBLIC - STATE OF NEW YORK
OILU6073947
QUALIFIED IN QUEENS COUNTY
My Commission Expires 4/29/20[illegible]

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

To the Board of Directors and Shareholder
Aton Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Aton Securities, Inc. (a wholly owned subsidiary of Aton Financial Holdings) (the "Company") as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aton Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

March 21, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

ATON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$4,313,947
Due from clearing broker, including clearing deposit of $101,751	500,057
Accounts receivable	48,026
Securities owned	55,021
Prepaid expenses	57,956
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $118,792	183,737
Security deposit	32,562
	$5,191,306

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 34,399
Liabilities subordinated to the claims of general creditors:	
Subordinated note payable	2,000,000
Interest payable – subordinated note	150,889
	2,150,889
Shareholder's equity:	
Common stock, $.01par value, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	4,534,657
Accumulated deficit	(1,528,640)
	3,006,018
	$5,191,306

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Placement fees	$ 2,150,000
Commissions	2,944,936
Interest and other income	375,940
	5,470,876
Expenses:	
Placement fees paid	1,260,000
Employee lease and personnel costs	2,514,289
Travel and entertainment	316,653
Professional fees	73,398
Communications and information services	639,857
Interest	80,000
Occupancy and equipment rental	149,318
Office expenses	30,935
Clearing costs	163,271
Regulatory fees	20,201
Depreciation and amortization	56,617
Other expenses	196,325
	5,500,864
Net loss	$ (29,988)

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Shareholder's equity – January 1, 2006	100	$ 1	$4,534,657	$ (1,498,652)	$ 3,036,006
Net loss	-	-	-	(29,988)	(29,988)
Shareholder's equity – December 31, 2006	100	$ 1	$4,534,657	$ (1,528,640)	$ (3,006,018)

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings, beginning of year	$ 2,070,889
Interest payable – subordinated note	80,000
Subordinated borrowings, end of year	$ 2,150,889

See notes to financial statements.

ATON SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (29,988)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	56,617
Changes in operating assets and liabilities:	
Increase in due from clearing broker	(326,442)
Increase in accounts receivable	(48,026)
Increase in securities owned	(55,021)
Increase in prepaid expenses	(2,054)
Decrease in accounts payable and accrued expenses	(28,542)
Increase in interest payable – subordinated note	80,000
Total adjustments	(323,468)
Net cash used by operating activities	(353,456)
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements and net cash used by investing activities	(132,573)
Net decrease in cash	(486,029)
Cash and cash equivalents at beginning of year	4,799,976
Cash and cash equivalents at end of year	$ 4,313,947

There was no cash paid for interest or income taxes during the year ended December 31, 2006.

See notes to financial statements.

ATON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
Aton Securities, Inc. (the "Company") is a registered broker/dealer and a member of the National Association of Securities Dealers ("NASD"). The Company is a subsidiary of Aton Financial Holdings, a privately held enterprise based in Nicosia, Cyprus. (During 2006, all of the Company's common stock was sold by AI Holdings Limited to Aton Financial Holdings.)

The Company was established to engage in brokerage activity, on behalf of its customers, in U.S. corporate securities and American Depository Receipts of Russian companies.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:
The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Placement fees:
Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the time the placement is completed and the income is reasonably determinable.

Furniture, equipment and leasehold improvements:
Depreciation of furniture and equipment is computed on a straight-line basis using estimated useful lives of three to five years. Amortization of leasehold improvements is over the lesser of the life of the improvement or the term of the lease.

Impairment of long-lived assets:
In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

Cash and cash equivalents:
The Company maintains cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash and cash equivalents at December 31, 2006, consist of interest bearing and non-interest bearing demand deposits.

1. Nature of operations and summary of significant accounting policies - continued:

Employee lease costs:
The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon sixty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Income taxes:
Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred. Advertising costs totaled $28,150 for the year ended December 31, 2006.

2. Off-balance sheet risk and concentrations of credit risk:

The clearing and depository operations for the Company's customers' securities transactions are performed by its clearing broker pursuant to a clearing agreement. At December 31, 2006, due from clearing broker on the Statement of Financial Condition includes deposits, commissions, and interest due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

2. Off-balance sheet risk and concentrations of credit risk - continued:

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

3. Furniture, equipment and leasehold improvements:

At December 31, 2006, furniture, equipment and leasehold improvements, at cost, consist of the following:

Equipment	$ 120,313
Furniture	83,997
Leasehold improvements	98,219
	302,529
Accumulated depreciation and amortization	(118,792)
	$ 183,737

Depreciation and amortization expense for the year ended December 31, 2006 was $56,617.

4. Liabilities subordinated to the claims of general creditors:

The Company's subordinated liabilities at December 31, 2006 consisted of a subordinated note from AI Holdings Limited as follows:

Maturity Date	Interest Rate	Amount
March 15, 2008	4%	$ 2,000,000

The subordinated note is covered by an agreement approved by the National Association of Securities Dealers Regulation and is available in computing regulatory net capital. During the year ended December 31, 2006, the Company had accrued interest expense of $150,889 on the note, which is also available in computing regulatory net capital.

4. Liabilities subordinated to the claims of general creditors - continued:

   Effective January 1, 2007 the subordinated note was sold by the Company's former parent, AI Holding Limited, to the Company's current parent, Aton Financial Holding.

5. Income taxes:

   At December 31, 2006, the Company had net operating loss carry forwards for income tax purposes of approximately $1,043,700, which are available to offset federal, state and local taxable income through 2023. The carry forwards resulted in a deferred tax asset of approximately $525,600 at December 31, 2006, for which the Company has provided a full valuation allowance due to uncertainty about future realization of the asset.

6. Commitments:

   The Company entered into a lease for office space on September 30, 2003, which commenced December 1, 2003 for a period of five years with monthly payments of $8,140. The Company's commitment to this operating lease also includes its proportionate share of future property tax increases and operating expenses based on increases in the Consumer Price Index. In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $32,562.

   Additionally, the Company entered into a thirty-nine month operating lease for office equipment. The lease calls for monthly payments of $827 beginning in February, 2006.

   Future minimum annual lease payments under non-cancelable operating leases are as follows at December 31, 2006:

Year ending December 31:	
2007	$ 110,400
2008	102,027
	$ 212,427

   Rent expense for the year ended December 31, 2006 was $149,318.

   The Company also received a one month rent abatement during 2003. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

7. Related party transactions:

During 2006, the Company participated in the following related party transactions:

Commission income earned relative to trades and investments involving an affiliate	$ 2,059,838
Placement fees earned where an affiliate was the sub-placement agent:	
Placement fees earned	$ 1,400,000
Sub-placement fees paid	$ 1,260,000
Sale of Caspian Services, Inc. warrants to an affiliate	$ 38,292
Due from affiliate written off	$ 91,556

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with the Rule of the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $4,749,547 which was $4,649,547 in excess of its required capital and a net capital ratio of .01 to 1.

9. Gain contingency:

During the year ended December 31, 2006, the Company received stock warrants as compensation under the terms of Confidential Private Placement Memorandums, relative to the Company's role as the Placement Agent for the offering of restricted common shares of Global Gold Corporation ('Global") and Bekem Metals, Inc. ("Bekem"). The terms of the warrants provide for the Company to have the right to purchase approximately 1,000,000 shares of restricted common stock in Global for $1.25 per share, and 2,400,000 shares of restricted common stock in Bekem at $1.17 per share. However, public re-sales of the shares in the United States can not be made until the expiration of a 12 month holding period from the date the warrants are exercised and the full purchase price is paid for the shares. The Company has 18 months to exercise the warrants from the dates of issue.

The Company's management has not assigned any value to the warrants due to the lack of current marketability of the warrants, the volatility and illiquidity of the underlying shares, the required holding period of the restricted common shares, and the potential impact on net capital should the exercise be made.

ATON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Net capital	
Total shareholder's equity	$ 3,006,018
Add:	
Liabilities subordinated to the claims of general creditors, including interest payable of $150,889	2,150,889
Deductions:	
Non-allowable assets:	
Accounts receivable from non-customers	48,026
Prepaid expenses	57,956
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	183,737
Security deposit	32,562
	322,281
Net capital before haircuts on securities positions	4,834,626
Haircuts on securities positions	85,079
Net capital	4,749,547
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 4,649,547

There are no material differences between the above computation included in the Company's un-audited FOCUS Report as of December 31, 2006.

ATON SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Accounts payable and accrued expenses and aggregate indebtedness	$ 34,399
Ratio of aggregate indebtedness to net capital	.01



Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors and Shareholder
Aton Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Aton Securities, Inc. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe & Group LLC

March 21, 2007

END